SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13D-2(A).*

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                               (AMENDMENT NO. 1)*

                            COTTAGE INVESTMENTS, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.00001 PER SHARE
                    -----------------------------------------
                         (Title of Class of Securities)

                                   221707 10 2
                                   -----------
                                 (CUSIP Number)

                                  SEAN M. DALY
                            TOWER HILL HOLDING, INC.
                              250 WEST 57TH STREET
                                   SUITE 1130
                            NEW YORK, NEW YORK 10107
                                 (212) 245-2878
                                 --------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 27, 2001
                                 ---------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                        (Continued on following pages)

ITEM 4.       PURPOSE OF TRANSACTION.
              ----------------------

     Tower Hill purchased 8,500,000 additional shares of Common Stock in exchange for the relinquishment of $297,821.83 of indebtedness owed by a subsidiary of Cottage Investments, to Tower Hill. All shares reported in the Schedule 13D were acquired for investment purposes. Tower Hill may, from time to time, depending on general economic conditions, market prices for the shares, receipt of any necessary regulatory approval and other factors (i) purchase additional shares and (ii) dispose of shares.

     Because of the cessation of operations at the Issuer, Tower Hill intends to encourage the Issuer to seek out and acquire another operating entity to provide value to existing shareholders, and in particular an entity which desires to become a public company through a reverse merger into the Issuer. Any such transaction will likely result in a change of control of the Issuer. There is no assurance that any such acquisition candidate will be discovered, that the business of the acquisition candidate will be successful, or that the terms of any such transaction will be favorable to existing shareholders.

                              SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            TOWER HILL HOLDING, INC.



Date: August 10, 2001                       /s/ Sean M. Daly
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                                            By: Sean M. Daly
                                            President